EXHBIT 10.36
CONFIDENTIAL Separation, RESIGNATION
AND General RELEASE AGREEMENT

THIS CONFIDENTIAL SEPARATION, RESIGNATION AND GENERAL RELEASE AGREEMENT (hereinafter referred to as the “Agreement”) is entered into by and between Gregory J. Tobias (“Mr. Tobias”) Tejon Ranch Co. (the “Company”) All benefits and rights provided to Tejon Ranch Co. in this Agreement shall also inure to the benefit of Tejon Ranchcorp..
RECITALS:
WHEREAS, Mr. Tobias has been employed by the Company as its Vice President, General Counsel since November, 2011.
WHEREAS, Mr. Tobias and the Company wish to voluntarily terminate Mr. Tobias’ employment with the Company effective October 15, 2015 (the “Separation Date”).
WHEREAS, Mr. Tobias and the Company also wish to enter into this Agreement in order to fully, finally and forever resolve, compromise, and settle any and all claims, charges, disputes, grievances, and complaints, suspected and unsuspected, known and unknown, that Mr. Tobias may have against the Company including, but not limited to, all acts and omissions related to Mr. Tobias’ employment with, and separation of employment from the Company.
NOW, THEREFORE, based on the above recitals and in consideration of the promises and releases set forth herein, the parties hereby incorporate the foregoing recitals as part of this Agreement, and further agree as follows:
AGREEMENT:
1.Consideration.
(a)Payment of Wages. On the Separation Date, the Company will pay Mr. Tobias all wages and other compensation, including all accrued but unused vacation pay and paid personal leave, less applicable withholdings and authorized deductions, which he has earned through the Separation Date (the “Wages”). Upon receipt of the Wages, Mr. Tobias acknowledges and agrees that he has received all compensation to which he is entitled for work performed by him up to and including the Separation Date. It is expressly understood that at no time after the Separation Date will Mr. Tobias accrue vacation pay or paid personal leave.
(b)Additional Consideration. Following the Separation Date and in consideration for his execution of this Agreement, continued cooperation with the Company as described in Section 6, and provided he has not revoked the Agreement pursuant to Section 10, below:
(i)Severance Payments. The Company will pay to Mr. Tobias the following severance payments: (a) three (3) months’ salary at his current base rate of pay, less applicable withholdings and authorized deductions, paid through normal Company payroll over the course of the three (3) months running from October 16, 2015, through January 15, 2016; and (b) six months’ salary at his current base salary in the gross amount of $127,006.08, less applicable withholdings and deductions, payable in a lump sum on April 18, 2016. The payment of the six months’ severance on April 18, 2016 is payment of the amounts set forth in a prior agreement between Mr. Tobias and the Company dated May 29, 2013, the “Letter Agreement”. The Letter Agreement anticipated that the severance payments due thereunder would begin upon his separation. However, the Parties have mutually elected to delay payment until April 18, 2016, which is more than six months following the Separation Date.
(ii)Bonus for Calendar Year 2015. On March 1, 2016, Mr. Tobias will receive from the Company a cash or stock bonus for the calendar year 2015, less Federal and State withholding as instructed by Mr. Tobias, and based on achievement at a “Target” level of performance under the bonus plan. The amount of this bonus at Target level is approximately 60% of his annual salary for 2015.
(iii)Incentive Stock. Within 5 days of the Separation Date, the Company shall transfer to Mr. Tobias the following “incentive” shares of Company stock, less Federal and State withholding as instructed by Mr. Tobias:

2,500 shares of the incentive stock, which would have vested by November 11, 2015, granted in the Restricted Stock Unit Agreement between the Company and Mr. Tobias dated December 11, 2011;
948 shares of the incentive stock, which would have vested by March 31, 2016, granted in the Restricted Stock Unit Agreement between the Company and Mr. Tobias dated December 12, 2013;
500 shares of the incentive stock, which would have vested by March 31, 2016, granted in the Restricted Stock Unit Agreement between the Company and Mr. Tobias dated March 28, 2014;
842 shares of the incentive stock, which would have vested by March 31, 2016, granted in the Restricted Stock Unit Agreement between the Company and Mr. Tobias dated June 4, 2015;
681 shares of the incentive stock, which would have vested by March 31, 2016, granted in the Restricted Stock Unit Agreement between the Company and Mr. Tobias dated June 4, 2015;
843 shares of Company stock, which would have vested on March 12, 2017, granted in the Restricted Stock Unit Agreement between the Company and Mr. Tobias dated June 4, 2015;
681 shares of Company stock, which would have vested on March 12, 2017, granted in the Restricted Stock Unit Agreement between the Company and Mr. Tobias dated June 4, 2015; and
500 shares of Company stock, which would have vested on March 28, 2017, granted in the Restricted Stock Unit Agreement between the Company and Mr. Tobias dated March 28, 2014.
The transfer of these shares represents the agreed upon amount of incentive stock granted to Mr. Tobias in the various Restricted Stock Agreements between the Company and Mr. Tobias, including the Agreements dated December 11, 2011, December 12, 2013, March 28, 2014, and June 4, 2015. Mr. Tobias agrees that he is not entitled to any additional stock under any of his agreements with the Company.
(iv) Performance Stock. The parties acknowledge that Mr. Tobias has been granted certain “performance” stock units in Restricted Stock Unit Agreement dated March 12, 2013;

Restricted Stock Unit Agreement dated March 28, 2014; Performance Stock Unit Agreement March 28, 2014; and Performance Stock Unit Agreement dated June 4, 2015; (collectively “Performance Stock Agreements”). Specifically, the Performance Stock Agreements contemplate stock awards to Mr. Tobias of:
A maximum of 5,773 shares of Company stock based on maximum goal achievement granted in the Restricted Stock Unit Agreement dated March 12, 2013;
A maximum of 4,500 shares of Company stock based on maximum goal achievement granted in the Performance Stock Unit Agreement March 28, 2014;
A maximum of 9,000 shares of Company stock based on maximum goal achievement granted in the Performance Stock Unit Agreement March 28, 2014; and
A maximum of 6,129 shares of Company stock based on maximum goal achievement granted in the Performance Stock Unit Agreement June 4, 2015.
Mr. Tobias and the Company agree that he will receive only the stock award under the March 12, 2013 Restricted Stock Unit Agreement and will not be entitled to any stock awards under the other identified agreements. Since the March 12, 2013 Stock Unit Agreement relates to financial conditions and milestones which are impossible to determine on the date of this Agreement, Mr. Tobias has agreed to accept a grant of stock under the Restricted Stock Unit Agreement dated March 12, 2013 based on the “Target” level of achievement (as described in that Agreement) regardless of whether the actual level of achievement exceeds that standard. The number of shares due based on the “Target” level of achievement is 3,848. The 3,848 stock grants shall vest and the shares, less Federal and State withholding as instructed by Mr. Tobias, shall be transferred to Mr. Tobias on March 1, 2016.
(c)Health Insurance. During the period from October 16, 2015 through July 15, 2016, or until such time as Mr. Tobias obtains full-time employment elsewhere, whichever occurs first, the Company agrees to continue contributing toward the cost of Mr. Tobias’ health insurance coverage at the existing amount as if he were still an employee of the Company. Mr. Tobias is required to pay his normal contribution for the health insurance. In no event shall such Company contribution continue after July 15, 2016
(d)Relocation Expenses. The Company agrees to pay the relocation expenses of Mr. Tobias, not to exceed the sum of $10,000.00. Upon presentation of the invoices for the relocation expenses, the Company will make payment of such expenses.
(e)Contingent on Execution and Expiration of Revocation Period.  All consideration and obligations provided by the Company herein are explicitly contingent upon the execution of this Agreement and the expiration of the revocation period set forth in paragraph 10, without any revocation by Mr. Tobias. Regardless of whether Mr. Tobias signs this Agreement, however, the Company will pay Mr. Tobias the Wages which he has earned through the Separation Date as set forth in Section 1(a) above.
2.No Claims Pending; Non-Assistance With Other Litigation.  Mr. Tobias represents and warrants that he has not filed or initiated any claim, action, charge, complaint, or suit of any kind against the Company or any Tejon Released Party (as defined herein). Mr. Tobias further represents that he is not aware of any injuries or damages of any kind that might form the basis of any future claims, actions, charges, complaints or suits of any kind against the Company or any Tejon Released Party. Mr. Tobias further agrees that he will not encourage any other person to institute any claim or action against the Company or any Tejon Released Party and will not assist, encourage, permit, or authorize any other person to institute a claim or action on his behalf or as part of a class action against the Company, or any Tejon Released Party, that relates in any way to the matters released by Mr. Tobias in this Agreement.

3.Return of Property and Use of Company Information. Mr. Tobias acknowledges that he will perform a diligent search for all information and property belonging to the Company (as described in this Section) which may be in his possession and, to the best of his knowledge, he will return to the Company all such information and property, including and without limitation, any reports, data, plans, projects, files, budgets, financial statements, tax returns, memoranda, records, software, credit cards, cardkey passes, office keys, door and file keys, safe combinations, computer access codes, disks, instructional or personnel manuals, passwords, whether for computer, telephones or otherwise, and including any other physical or personal property which Mr. Tobias received or prepared or helped to prepare in connection with his employment with the Company. Mr. Tobias represents and agrees that, to the best of his information and belief, he has not retained, and will not retain, any copies, duplicates, reproductions, or excerpts thereof. The information described in this Section also includes, but is not limited to, (i) confidential information, such as information received by him in his role as General Counsel for which he has an ethical duty as an attorney to keep confidential, information received by the Company under confidential conditions from third parties, including the Company’s employees, clients, or vendors; (ii) other Company or client personnel, technical, engineering, research and development, business, or financial information, the use or disclosure of which might reasonably be construed to be contrary to the interest of the Company, its employees or its clients; and (iii) any other proprietary information or data which Mr. Tobias may have acquired or developed during his employment with the Company; provided, however, that the protected information set forth in this Section shall not include general employee information, such as summary plan descriptions and benefit plan information. Notwithstanding this Section 3, it is agreed (assuming full execution of this Agreement and the expiration of the revocation period set forth in paragraph 10) that Mr. Tobias shall be entitled to keep the Company issued iPad, laptop computer, Wi-Fi device, and cellular telephone. On or before the Separation Date, Mr. Tobias agrees to change invoicing for any such devices (e.g., the telephone and data service) to his name and out of the Company name, and agrees to be responsible for any fees, expenses, or penalties associated with such change. It is understood and agreed that these devices shall be searched and/or cleaned by Company IT personnel to ensure that no Company information remains, and Mr. Tobias agrees to allow access for such work.
4.Company Vehicle. Within a reasonable time after the Separation Date, the Company shall transfer to Mr. Tobias title to the 2012 Jeep Grand Cherokee vehicle (VIN 1C4RJFCT0CC141280) currently being driven by Mr. Tobias free and clear of any liens (“Vehicle”), along with all keys, remote controls, manuals, and anything else relating to the Vehicle. Mr. Tobias will be responsible for any income tax that may be due as a result of this transfer.
5.Ranch House. No later than November 15, 2015 (“Vacation Date”), Mr. Tobias shall vacate Ranch House #10 located at 4300 Lebec Road (“Ranch House”) in the manner required under the lease agreement Mr. Tobias previously executed for that location. On or before the Vacation Date, Mr. Tobias shall return to the Company the keys to the Ranch House, and any and all remote control devices, or other access materials relating to the Ranch House and/or Company premises that are not identified in this Section 5. Any future access by Mr. Tobias to Company property will be only as permitted under then-current Company requirements, and as specifically permitted by the Company CFO.
6.Transfer of Duties. Mr. Tobias agrees that, no later than the Separation Date, he will provide, to the Company’s satisfaction, a written summary of all currently ongoing matters for which he is responsible and that he will fully cooperate with the Company in the orderly transition of his responsibilities to other person(s) designated by the Company. Mr. Tobias further agrees that, upon reasonable notice, he will make himself available and will reasonably cooperate with the Company with respect to any legal matters or proceedings that relate in any way to his duties, responsibilities, acts or omissions while employed by the Company.
7.Breach of Agreement. Mr. Tobias understands that all of the agreements made by him and included in this Agreement are inducements for the making of this Agreement and that, in the event Mr. Tobias materially breaches any of the agreements contained herein and the breach continues for five (5) days after written notice and the opportunity to cure, the Company shall be entitled to pursue its legal and equitable remedies, including, without limitation, the right to seek injunctive relief.
8.Waiver of Breach. Any party may waive or excuse, in writing, the failure of any other party to perform any provision of this Agreement; provided, however, that any such waiver shall not preclude the enforcement of this Agreement upon any subsequent breach, whether or not similar in character.
9.General Release. Except for the agreements and obligations set forth herein, Mr. Tobias, on behalf of himself and his representatives, heirs, successors, assigns, devisees and executors, does hereby completely release and forever discharge the Tejon Ranch Company and Tejon Ranchcorp., including its/their successors, owners, assigns, related parent(s), subsidiary(s) and/or affiliate corporations, partnerships, or other related business entities, including without limitation its and their present and former respective board members, officers, directors, shareholders, partners, owners, agents, employees, distributors, representatives, attorneys, and insurers (collectively the “Tejon Released Parties”), from all claims, rights, demands, actions, obligations, liabilities, indebtedness, and causes of action, of any and every kind, nature and character whatsoever, which he may now have, has ever had, or may have in the future against the Tejon Released Parties, including but not limited to any and all rights and claims arising out of his employment by the Company and including, but not limited to, any and all rights and claims whether based on tort, contract or any federal, state or local law, statute or regulation (collectively, the “Released Claims”). By way of example and not in limitation of the foregoing, the Released Claims shall include any claims based upon or related to the Civil Rights Act of 1964, Title VII, as amended, 42 U.S.C. § 2000 et seq., the California Fair Employment and Housing Act, Cal. Gov. Code § 12900 et seq., the Americans With Disabilities Act, 42 U.S.C. § 12101 et seq., and the Age Discrimination in Employment Act, 29 U.S.C. § 621 et seq., as well as any claims asserting wrongful termination, harassment, breach of contract, breach of the covenant of good faith and fair dealing, fraud, wrongful termination in violation of public policy, retaliation, negligent or intentional infliction of emotional distress, negligent or intentional misrepresentation, negligent or intentional interference with contract, defamation, invasion of privacy, and claims related to disability. Released Claims shall also include, but not be limited to, claims for severance pay, wages, bonuses, sick leave, vacation pay, life or health insurance, Company shares, incentive stock, or any other fringe benefit not specifically set forth in this Agreement. Mr. Tobias also releases the Tejon Released Parties from any and all obligations for attorneys’ fees incurred in regard to the above claims or otherwise.
10.Older Workers Benefit Protection Act. Pursuant to the Age Discrimination Claims Assistance Amendment of 1990 to the Older Workers Benefit Protection Act, 29 U.S.C. §626(f)(2), Mr. Tobias acknowledges that: (a) he has read and been given ample opportunity to study this Agreement; (b) he has hereby been advised in writing to consult with an attorney prior to signing this Agreement; (c) he is waiving rights he may have under the Age Discrimination in Employment Act (“ADEA”), 29 U.S.C. § 621 et. seq.; (d) he is receiving consideration for this waiver beyond that to which he is otherwise entitled; (e) he is signing this Agreement voluntarily with full knowledge that it is intended, to the maximum extent permitted by law, as a complete and final release and waiver of any and all claims, including, but not limited to, age discrimination claims; (f) he has been provided the opportunity to consider this Agreement for 21 days before signing it and, in the event that he decides to execute this Agreement in fewer than 21 days, he does so with the express understanding that he was given and declined the opportunity to consider this Agreement for 21 days; and (g) for a period of 7 days following the execution of this Agreement, Mr. Tobias may revoke the Agreement and the Agreement shall not become effective or enforceable until the revocation period has expired.
11.Waiver and Relinquishment of Unknown Claims. Mr. Tobias understands and agrees that this is a full and final release covering all unknown and unanticipated injuries, debts, claims, or damages which may have arisen, or may arise, in connection with any act or omission by any Tejon Released Party prior to the date of execution of this Agreement. For that reason, Mr. Tobias hereby waives any and all rights or benefits, which he may have under the terms of Section 1542 of the California Civil Code, which provides as follows:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.“
12.Confidentiality. The parties agree that they will not disclose to others the fact or terms of this Agreement, except that he/it may disclose such information to his attorney or accountant in order for them to render services to him.
13.No Solicitation of Employees. Mr. Tobias agrees that for a period of twelve (12) months following the Separation Date, he will not, directly or indirectly, solicit, recruit, or induce to leave the employ of the Company any employee, agent, independent contractor or consultant of the Company.
14.No Disparagement. The parties agree that they will not, directly or indirectly, make any derogatory, disparaging, or negative statements about the other including, The Company, any Tejon Released Party, or any of its or their employees, officers, directors, representatives, or services.
15.Announcement. The parties have agreed to a form of announcement to Company employees and/or third parties regarding Mr. Tobias’ departure from the Company. This announcement will be issued by September 28, 2015 in the form attached hereto as Exhibit A.
16.Letter of Recommendation. The parties have agreed to the letter of recommendation for Mr. Tobias, which has been executed contemporaneously with this Agreement and attached hereto as Exhibit B.
17.Taxation. This Agreement shall be interpreted to comply with Section 409A of the Internal Revenue Code of 1986 as amended and the guidance promulgated thereunder to the extent applicable (collectively "Code Section 409A"), and all provisions of this Agreement shall be construed in a manner consistent with the requirements for avoiding taxes or penalties under Code Section 409A. The Company does not make any representations and is not providing any advice regarding the taxation of the benefits described in this Agreement, including, but not limited to, taxes, interest, and penalties under Code Section 409A and liabilities under state tax laws (together, "Tax Liabilities"). No indemnification or gross-up is payable by the Company with respect to any such Tax Liabilities and Mr. Tobias hereby releases the Company from any and all claims related to such Tax Liabilities and holds the Company harmless in the event of any claims made against him related to such Tax Liabilities.
18.Successor. This Agreement shall be binding upon and inure to the benefit of the parties hereto, as well as upon their heirs, agents, executors, administrators, and attorneys.
19.Voluntary Agreement. The undersigned parties acknowledge that they have entered into this Agreement voluntarily, without coercion and based upon their own judgment and not in reliance upon any representation or promise made by any other party other than those contained herein. The parties have read this Agreement, and they are fully aware of its contents and of its legal effect and all waivers herein are knowing and voluntary.
20.Entire Agreement. This Agreement constitutes the entire agreement, written, oral and implied, among the parties pertaining to the subject matter herein, and it supersedes and replaces all prior negotiations, proposed agreements and agreements, written, oral and implied. All prior understandings or agreements not embodied herein are of no force or effect. It is expressly understood and agreed that this Agreement may not be amended or modified in any respect, except by a writing duly executed by all the parties hereto or their authorized representatives. Mr. Tobias expressly agrees that except for the consideration specifically set forth in this Agreement, no other compensation, money, shares, or any other benefit shall be due his from the Company.
21.Cooperation. Each of the parties signing this Agreement warrant and represent that he/it shall execute and deliver any and all instruments, agreements, documents or other writings, and shall perform all other acts deemed to be necessary to effect the terms and purposes of this Agreement.

22.Attorneys’ Fees and Costs. Except as expressly provided in this Agreement, the parties to this Agreement shall bear their own costs and attorneys’ fees in connection with the preparation and negotiation of this Agreement.
23.Severability. The parties have attempted to create an Agreement that is lawful and enforceable in all respects. Should any provision of this Agreement, or any portion thereof, be declared or be determined to be illegal, invalid, void, or otherwise unenforceable, such invalidity shall not affect the enforceability of the remaining terms hereof. Moreover, in the event that any term hereof is found or deemed to be illegal or otherwise invalid and unenforceable, the parties shall attempt to negotiate a valid new provision concerning the same subject matter.
24.Execution of Counterparts. This Agreement may be executed in one or more counterparts, or duplicates of originals, all of which, taken together, shall constitute one and the same instrument.
25.Non-Admission of Liability or Wrongdoing. It is understood and agreed that the purpose of this Agreement is to fully, finally and forever resolve, compromise, and settle any and all existing or potential claims, charges, disputes, grievances, and complaints, suspected and unsuspected, known and unknown, that Mr. Tobias may have against any Tejon Released Party, including but not limited to all acts and omissions related to Mr. Tobias’ employment with the Company. It is further agreed and understood that this Agreement shall not in any way be construed as an admission by the Company of any improper or unlawful conduct. The Company specifically disclaims any wrongdoing or liability to Mr. Tobias for any alleged violation of his rights, or for any alleged violation of any order, law, statute, duty, contract, or public policy.
26.Advice of Counsel. Mr. Tobias acknowledges that he has been advised of his right to consult with an attorney and has been encouraged to do so prior to executing this Agreement. In executing this Agreement, Mr. Tobias acknowledges that he has had the opportunity to consult with an attorney, and that he has executed this Agreement after independent investigation and not due to fraud, duress, or undue influence. Mr. Tobias acknowledges that he fully understands and accepts all provisions of this Agreement, and has not relied upon any promises or statements other than those contained in this Agreement.
27.Interpretation and Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California. The parties agree that this Agreement shall be construed as a whole, according to its fair meaning, and not in favor of or against any party. By way of example and not in limitation, this Agreement shall not be construed in favor of the party receiving a benefit nor against the party responsible for any particular language in the Agreement.
28.Mutual Warranties. Each of the parties to this Agreement represent and warrant that they have the power and authority to enter into this Agreement and that they have not transferred, assigned or hypothecated to any third party any of the rights released in this Agreement.
THE UNDERSIGNED HAVE READ THE FOREGOING AGREEMENT AND ACCEPT AND AGREE TO THE PROVISIONS CONTAINED HEREIN AND HEREBY EXECUTE THIS AGREEMENT VOLUNTARILY AND WITH FULL UNDERSTANDING OF ITS CONSEQUENCES.

Dated: September 25, 2015	/s/ Gregory J. Tobias_________________________
GREGORY J. TOBIAS
TEJON RANCH CO.

Dated: September 28, 2015	/s/ Norman J. Metcalfe_______________________
NORMAN J. METCALFE
Chairman of the Board

Dated: September 28, 2015	/s/ Steven Betts_____________________________
STEVEN BETTS
Chairman of the Compensation Committee